BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("Company") (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to the article 12, of CVM Instruction 358, of January 3, 2002, announces that it has received a notification from BlackRock, Inc., a company with registered headquarters at 55 East 52nd Street, in the City of New York, State of New York 10022-0002, United States of America (“Blackrock”), informing about the decrease of its shareholding in the Company, being that, on May 31, 2016, its participation reached, in the aggregate, 33,541,604 common shares and 5,192,872 American Depositary Receipts (“ADRs”), representing common shares, amounting 38,734,476 common shares, which corresponds to approximately 4.76% of the totality of common shares issued by the Company, and 551,035 derivatives referenced in common shares with financial settlement, representing approximately 0.06% of the totality of common shares issued by the Company.

Blackrock also stated that (i) the above mentioned shareholding is strictly for investment purposes and Blackrock does not aim a modification on the share control or on the administrative structure of the Company; and (ii) it has not executed any agreements regarding vote rights or the purchase and sale of securities issued by the Company.

Notwithstanding the above statement, the Company enhances that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original of the notification is filed at the Company’s headquarters.

São Paulo, June 03, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer